Third Quarterly Report
Ending February 29, 2008

Financial Statements

Neptune Technologies & Bioressources Inc.

Consolidated Balance Sheet

	Unaudited	Audited
February 29, 2008 and May 31, 2007	February 29,	May 31,
	2008	2007

ASSETS
Current assets
Cash and cash equivalents	$684,786	$659,354
Short term deposits (3.55%)	2,630,778	2,750,323
Accounts receivable	3,785,363	3,067,381
Tax credits receivable	121,746	100,858
Inventories	1,941,314	2,115,652
Prepaid expenses	108,590	53,039
	9,272,577	8,746,607
Property, plant and equipment	4,077,193	4,310,360
Intangible assets	750,421	560,620
Other assets	5,917	18,385
	$14,106,108	$13,635,972

LIABILITIES
Current liabilities
Bank loan	$220,000	$210,000
Accounts payable and accrued liabilities
Company controlled by an officer and director	28,285	46,134
Other	1,341,968	1,432,785
Current portion of long-term debt	963,994	942,969
	2,554,247	2,631,888
Advance Payments (note 4)	818,210	-
Long-term debt (note 6)	2,676,940	3,295,312
	6,049,397	5,927,200

SHAREHOLDERS EQUITY
Capital stock and warrants (Note 7)	24,871,152	23,182,472
Contributed surplus	5,134,613	2,974,533
Deficit	(21,949,054)	(18,448,233)
	8,056,711	7,708,772
	$14,106,108	$13,635,972

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources Inc.
(unaudited)

Consolidated Statements of Deficit

Periods ended February 29, 2008 and 2007
	2008	2007	2008	2007
	(3 months)	(3 months)	(9 months)	(9 months)
Balance, beginning of period	$(21,062,897)	$(16,315,663)	$(18,448,233)	$(15,237,262)
Net loss	(886,157)	(454,512)	(3,500,821)	(1,189,225)
Share issue expenses	-	(16,981)	-	(360,669)
Warrants issue expenses	-	(172,869)	-	(172,869)
Balance, end of period	$(21,949,054)	$(16,960,025)	$(21,949,054)	$(16,960,025)

Consolidated Statements of Contributed Surplus
Periods ended February 29, 2008 and 2007

	2008	2007	2008	2007
	(3 months)	(3 months)	(9 months)	(9 months)
Balance, beginning of period	$4,339,145	$2,235,836	$2,974,533	$1,172,116
Exercised options	(117,492)	(608,570)	(1,023,847)	(608,570)
Stock-based compensation	912,960	886,996	3,183,927	1,950,716
Balance, end of period	$5,134,613	$2,514,262	$5,134,613	$2,514,262

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources Inc.
(unaudited)

Consolidated Statements of Earnings

Periods ended February 29, 2008 and 2007
	2008	2007	2008	2007
	(3 months)	(3 months)	(9 months)	(9 months)
Sales	$2,875,411	$2,889,226	$7,129,556	$6,388,310
Cost of sales and operating expenses (excluding amortization and stock based compensation)	2,385,123	2,108,677	6,078,875	4,614,078
Stock options based compensation	912,960	886,996	3,183,927	1,950,716
Research and development expenses	172,531	86,241	373,964	236,251
Financial expenses	123,473	146,299	391,291	429,440
Amortization	150,548	166,362	441,316	477,964
	3,744,635	3,394,575	10,469,373	7,708,449
Loss before the undernoted	(869,224)	(505,349)	(3,339,817)	(1,320,139)
Interest income	30,743	24,346	73,526	29,215
Foreign exchange gain (loss)	(47,676)	26,491	(234,530)	101,699
Net loss	$(866,157)	$(454,512)	$(3,500,821)	$(1,189,225)

Basic and diluted loss per share	$(0.024)	$(0.013)	$(0.095)	$(0.034)

Weighted average number of shares outstanding	37,376,985	36,210,089	37,076,672	35,096,076

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources Inc.
(unaudited)

Consolidated Statements of Cash Flows

Periods ended February 29, 2008 and 2007
	2008	2007	2008	2007
	(3 months)	(3 months)	(9 months)	(9 months)
OPERATING ACTIVITIES
Net loss	$(886,157)	$(454,512)	$(3,500,821)	$(1,189,225)
Non-cash items
Property, plant and equipment amortization	144,868	164,119	429,780	468,887
Intangible assets amortization	5,680	2,243	11,536	6,728
Deferred financing cost amortization	4,156	4,156	12,468	12,468
Stock-based compensation - employees	912,960	886,996	3,183,927	1,950,716
Changes in working capital items (Note 5)	(152,867)	(980,319)	(728,749)	(2,930,120)
Cash flow from operating activities	28,640	(377,317)	(591,859)	(1,680,546)

INVESTING ACTIVITIES
Addition to property, plant and equipment	(121,046)	(71,624)	(196,613)	(982,484)
Addition to intangible assets	(57,661)	(20,642)	(201,337)	(44,561)
Decrease (increase) in short term deposits	(15,881)	976,435	119,545	(2,473,565)
Cash flows from investing activities	(194,588)	884,169	(278,405)	(3,500,610)

FINANCING ACTIVITIES
Increase (decrease) in bank loan	(180,000)	-	10,000	(40,000)
Increase in long-term debt	-	-	-	855,000
Repayment of long-term debt	(148,800)	(240,555)	(597,347)	(452,690)
Issue of share capital	-	-	-	4,500,000
Advanced payments	-	-	818,210	-
Issue of share capital on exercice of options and warrants	152,839	72,406	664,833	170,664
Share issue expenses	-	(16,981)	-	(360,669)
Cash flows from financing activities	(175,961)	(185,130)	895,696	4,672,305

Net increase (decrease) in cash and cash equivalents	(341,909)	321,722	25,432	(508,851)

Cash and cash equivalents, at the beginning	1,026,695	45,328	659,354	875,901
Cash and cash equivalents, at the end	$684,786	$367,050	$684,786	$367,050

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources Inc.
(unaudited)

Notes to Consolidated Financial Statements

Periods ended February 29, 2008 and 2007

1 - BASIS OF PRESENTATION

The interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc. (the “Company”), considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest Annual Report. The interim unaudited consolidated financial statements have been prepared using the same accounting policies as described in the latest Annual Report.

2 - CHANGES TO ACCOUNTING POLICIES

Effective June 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income , Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges . The significant changes related to these new accounting standards are as follows:

a) Comprehensive income

CICA Handbook Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. No adjustments were required as a result of the application of this section for the nine-month period ended February 29, 2008.

b) Financial assets and financial liabilities, and Hedges

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in financial expenses. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

The Company classified its cash and cash equivalents and its short terms deposits as financial assets held-for-trading. Accounts receivable and the subordinated loan to an affiliated company and interest receivable are classified as loans and receivables. Accounts payable and accrued liabilities and tax credits receivable are classified as other financial liabilities.

CICA Handbook Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedges accounting should be performed under permitted hedging strategies and required disclosures.

The adoption of these new sections had no impact on the consolidated financial statements for the nine-month period ended February 29, 2008.

3 - RELATED PARTY TRANSACTION

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the period ended February 29, 2008, total royalties amount to $71,291 ($81,206 in 2007). As of February 29, 2008, the balance due to this shareholder under this agreement amounts to $28,285 ($46,134 as of May 31, 2007). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

4 - PARTNERSHIPS AND COLLABORATIONS AGREEMENTS

During the first quarter, the company received a first payment of $718,350 out of many amounts scheduled under the terms of a partnership agreement entered in June 2007. This amount is recorded under advanced payment. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune krill oil (“NKO™”) in a dietary matrix. The initial payment is reimbursable only if the parties fails to meet certain common research objectives and milestones within the development process prior to the release of the products on the market.

During the 2nd quarter, the company reiceived a payment of $99,860 under the terms of a collaboration agreement for a clinical study concluded in May2007. This amount is recorded under advanced payments. The agreement foresees the Company’s commitment to implement a research project on the effects of Neptune krill oil and Neptune phospholipid concentrates on certain neuro-degenerative health conditions. This amount is uniquely reimbursable if a license or a license option is signed by Neptune concerning the use of the clinical study’s results with a third party other than the one currently involved in the agreement.  For the nine-month period ended February 29, 2008, no revenues were recognized relatively to these two agreements.

5 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Net changes in working capital items are detailed as follows:

	Three months ended		Nine months ended
	2008	2007	2008	2007

Accounts receivable	$(982,348)	$(1,414,980)	$(717,982)	$(2,211,924)
Tax credits receivable	40,118	89,691	(20,888)	52,811
Inventories	856,047	610,894	174,338	(626,418)
Prepaid expenses	(56,070)	82,952	(55,551)	76,099
Accounts payable and accrued liabilities	(10,614)	(348,876)	(108,666)	(220,688)
	$(152,867)	$(980,319)	$(728,749)	$(2,930,120)

6 - LONG-TERM DEBT

	February 29	May 31
	2008	2007

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,065,533 as of February 29, 2008, prime rate plus 6.75% (14,50% as of February 29, 14.75% as of May 31, 2007), payable in monthly principal instalments of $26,650, maturing in February 2010	$640,300	$880,150

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate 12.46% as of February 29, 2008, and 13.55% as of May 31, 2007), payable in 60 monthly principal instalments of $16,333, maturing in September 2011	675,988	818,298

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (effective rate 12.25% as of February 29, 2008 and 11.92% as of May 31, 2007), payable in 60 monthly principal instalments of $25,000, maturing in September 2011	1,024,807	1,238,006

Mortgage loan, $855,000 par value, secured by the plant, payable in 10 years, fixed interest rate of 7.77% (on 10 yrs), payable in the first 10 years until 2017 in monthly principal of $8,058. Balance to be renegociated in 10 yrs capital instalments of $25,000, maturing in September 2011	812,806	836,813

Second rank mortgage loan, following plant acquisition, $399,750 par value, representing the balance of sale, secured by the plant, fixed interest rate of 10.25%, payable in 5 years, monthly principal instalments of $8,501.	311,853	357,265

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in average monthly instalments of $2,108 ($2,261 in 2007), maturing at different dates until November 2010	122,680	55,249

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without pledge or interest, payable in 8 consecutive biannual instalments 2 years after the project ends.	52,500	52,500

	3,640,934	4,238,281

Current portion of long-term debt	963,994	942,969
	$2,676,940	$3,295,312

Under these mortgage loans, the company is required to maintain certain financial ratios.

7 - CAPITAL STOCK AND WARRANTS

	February 29	May 31
	2008	2007

Issued and fully paid
37,423,797 common shares (36,729,547 as of May 31, 2007)	24,808,327	$23,119,647
31,618 warrants	62,825	62,825
	24,871,152	$23,182,472

	Number of
	shares	Consideration

Common Shares
Balance as of May 31, 2005	25,594,805	10,656,737
Issued following the conversion of debentures	3,800,000	3,881,512
Issued for cash	600,000	600,000
Issued as settlement of expenses	288,188	288,188
Issued following the exercise of stock options	733,375	416,499
Issued following the exercise of warrants	3,275,922	1,159,073
Balance as of May 31, 2006	34,292,290	17,002,009
Issued following private placement	1,500,000	4,500,000
Issued following the exercise of stock options	881,875	1,313,757
Issued following the exercise of warrants	55,382	303,881
Balance as of May 31, 2007	36,729,547	23,119,647
Issued following the exercise of stock options	694,250	1,688,680
Balance as of February 29, 2008	37,423,797	$24,808,327

8 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants.

On October 3rd 2007, the Company revised the exercise price of stock options outstanding granted to employees (non-officers) between May 1st, 2007 and June 6, 2007 at a price of $5.50 per share. In accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payment . The modification of the exercice price of the options has been treated as if it were an exchange of the original award for a new award. This modification resulted in an additional expense of $44,303. From this amount, $36,809 has been recorded as an expense in the earnings of nine months period ended February 29, 2008. The remaining $7,494 will be amortized over the remaining periods when the rights will be acquired by non-officers employees.

Activities within the plan are detailed as follows:

		February 29. 2008		May 31, 2007
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Options outstanding, beginning of year (a)	4,970,000	2.40	3,703,875	0.45
Granted	460,000	6.92	2,597,500	4.89
Exercised	(694,250)	0.96	(881,875)	0.32
Cancelled	(231,063)	6.25	(449,500)	2.84
Options oustanding, 9 months period ended February 29, 2008	4,504,687	2.89	4,970,000	2.58
Exercisable options, 9 months period ended February 29, 2008	2,925,300	2.20	1,618,375	0.84

(a): The 4,970,000 options outstanding at the beginning of the year includes 485,000 stock options that underwent a revision in their exercise price from $7.25

				February 29, 2008
	Options outstanding			Exercisable options
	Weighted	Weighted	Number	Number	Weighted
	average	remaining	of options	of options	average
	exercise	contractual	outstanding	exercisable	exercise
	price	life			price
		outstanding
	$				$
0.25	0.25	1.87	1,578,875	1,198,375	0.25
1.00	1.00	2.84	458,000	458,000	0.99
2.60 to 3.00	2.63	3.28	838,625	584,500	2.62
3.50	3.50	3.63	40,000	40,000	3.50
4.25	4.25	3.87	20,000	6,000	4.25
5.50 to 5.75	5.59	1.49	1,005,000	389,750	5.61
7.25 to 7.50	7.30	4.01	564,187	248,675	7.29
	2.89	2.71	4,504,687	2,925,300	2.20

9 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

The Company sales are attributed based on the customer's area of residency:

		Three month ended	Nine month ended
		February 29	February 29
	2008	2007	2008	2007

Canada	$660,068	$608,813	$904,151	$833,452
United States	1,615,524	2,023,032	3,892,188	4,145,583
Europe	509,005	200,989	1,301,005	1,195,586
Asia / Oceania	90,814	56,392	1,032,212	213,689
	$2,875,411	$2,889,226	$7,129,556	$6,388,310

Information about major customers

During the nine-month period ended February 29, 2008, the Company realized sales amounting to $2,660,724 from three costumers ($2,163,374 from two costumers in 2007).

10 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

Some comparative figures have been reclassified to conform with the presentation adopted in this period.